[redacted]

12025079

Received SEC

FEB 17 2012

Washington, DC 20549

No Act
1/10/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-12

David A. Buchen
Watson Pharmaceuticals, Inc.
David.Buchen@watson.com

Re: Watson Pharmaceuticals, Inc.
Incoming letter dated January 10, 2012

Dear Mr. Buchen:

This is in response to your letters dated January 10, 2012 and February 15, 2012 concerning the shareholder proposal submitted to Watson by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 17, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Watson Pharmaceuticals, Inc.
Incoming letter dated January 10, 2012

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Watson's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that Watson may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Watson's policies, practices and procedures compare favorably with the guidelines of the proposal and that Watson has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Watson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Watson

DAVID A. BUCHEN
Executive Vice President,
General Counsel and Secretary
LEGAL DEPARTMENT
Telephone: (862) 261-8040

February 15, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Supplement to Watson Pharmaceuticals, Inc. Request for No-Action Ruling Dated January 10, 2012

Dear Ladies and Gentlemen:

On January 10, 2012, Watson Pharmaceuticals, Inc. (the "Company") submitted a request (the "No-Action Request") to the staff of the Division of Corporate Finance (the "Staff") to confirm that the Staff will take no action if the Company excludes a stockholder proposal and statements in support thereof submitted by John Chevedden (the "Proposal") from the Company's proxy statement and form of proxy for its 2012 Annual Meeting (the "2012 Proxy Materials"). As described in the No-Action Request, the Proposal requested that the Company take the steps necessary to change supermajority voting requirements in the Company's articles of incorporation and bylaws to a simple majority vote in compliance with applicable laws. The Company submitted the No-Action Request under Rule 14a-8(i)(10) because the Company had substantially implemented the Proposal.

The Company hereby supplements the No-Action Request to inform the Staff that the Board of Directors of the Company approved and adopted an amendment to the Second Amended and Restated Bylaws of the Company (the "Bylaws") on January 16, 2012, which amendment changed the supermajority voting requirement in Article VIII, Section 1 of the Bylaws (governing stockholder amendments to the Bylaws) to a requirement to obtain a vote of at least a majority of the stock having voting power present in person or represented by proxy, provided that a quorum is present or represented at any meeting called for such purpose. The Company filed a Current Report on Form 8-K on January 19, 2012 to disclose the adoption of the amendment to the Bylaws and filed the amendment as an exhibit thereto.

As set forth in greater detail in the No-Action Request, the Company did not amend the other supermajority provision in its Bylaws, which is contained in Article II, Section 3 and governs director removal, due to Nevada state law requirements. Furthermore, the Company did not make any changes to its Amended and Restated Articles of Incorporation because no supermajority provisions are contained therein.

The Company respectfully submits that it has substantially implemented the Proposal and accordingly, requests that the Staff confirm that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (862) 261-8040 or by electronic mail at David.Buchen@watson.com.

Very truly yours,

WATSON PHARMACEUTICALS, INC.

David A. Buchen

Watson Pharmaceuticals

Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054
T 862.261.7000
F 862.261.7001
www.watson.com

January 10, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Watson Pharmaceuticals, Inc.; Omission of Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This letter is to inform you that Watson Pharmaceuticals, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal is captioned "Adopt Simple Majority Vote" and requests that the Company "take the steps necessary so that each shareholder voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws." A copy of the Proposal is attached to this letter as Exhibit A.

II. Basis for Exclusion

The Company believes that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Analysis

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Over the years, the Staff's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release"); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives).

Additionally, the Staff has found consistently that proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set stockholder voting thresholds at a majority of the company's outstanding shares. For example, in *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented by a by-law requiring the vote of "a majority of the voting power of the stock issued and outstanding and entitled to vote thereon." *See also Celegene Corp.* (avail. Apr. 5, 2010); *Sempra Energy* (avail. Mar. 5, 2010); *MDU Resources Group, Inc.* (avail. Jan. 16, 2010) (in each case, concurring with the exclusion of a proposal identical to *Express Scripts* under Rule 14a-8(i)(10) as substantially implemented by by-laws requiring a majority vote of outstanding shares or of shares entitled to vote for directors, rather than a majority of votes cast for and against).

B. Actions by the Company Have "Substantially Implemented" the Proposal

The Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Company's Board of Directors (the "Board") has expressed its intent to adopt an amendment (the "Amendment") to the Company's Second Amended and Restated Bylaws (the "Bylaws") prior to the 2012 Annual Meeting of Stockholders. The Board may approve the Amendment without stockholder approval. The Board intends for the Amendment to eliminate from the Bylaws any stockholder voting requirements that call for a greater than simple majority vote, to the extent permitted by applicable law. The Proposal implicates the following two provisions in the Bylaws:

- the requirement in Article II, Section 3 that holders of no less than two-thirds (2/3) of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose (the "Director Removal Provision"); and

- the requirement in Article VIII, Section 1 that Bylaw amendments initiated by stockholders be approved by a vote of no less than two-thirds (2/3) of the stock issued and outstanding and entitled to vote for the election of directors (the "Bylaw Amendment Provision").

The Amendment will eliminate the supermajority vote requirement in the Bylaw Amendment Provision and instead require a vote of at least a majority of the stock having voting power present in person or represented by proxy (as long as a quorum is present or represented) to effectuate any stockholder-initiated amendments to the Bylaws. This voting threshold is identical to the one set by the Company's Bylaws with respect to all matters not requiring a supermajority vote.

The Amendment will not eliminate the supermajority vote requirement in the Director Removal Provision. The Company's Bylaws are governed by Nevada state law, which requires a minimum two-thirds of the voting power of issued and outstanding stock entitled to vote to remove any director or one or more of the incumbent directors from office. Nevada Revised Statute 78.335(1). As a result, the Company does not have the ability under applicable law to reduce the supermajority vote requirement in the Director Removal Provision to a majority of the votes cast or a simple majority requirement, as called for by the Proposal.

The Company is not aware of any requirements in the Company's Amended and Restated Articles of Incorporation (the "Articles") that call for a greater than simple majority vote by stockholders. As a result, the Company does not believe any changes to the Articles are implicated by the Proposal.

The Proposal's essential objective is to eliminate from the Company's Bylaws and Articles each stockholder voting requirement for a greater than simple majority vote in compliance with applicable laws. Because the Board's plan to adopt the Amendment will have the effect of eliminating the supermajority voting requirement from the Bylaw Amendment Provision, it is clear that the essential objective of the Proposal has been addressed. Retaining the greater than simple majority vote requirement in the Director Removal Provision is mandated by applicable state law and thus will not frustrate the essential objective of the Proposal.

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. We would be happy to provide you with any additional information and answer any questions that you may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (862) 261-8040 or by electronic mail at David.Buchen@watson.com.

Sincerely,

David A. Buchen
Executive Vice President, General
Counsel and Secretary

cc: John Chevedden

(enclosures)

<u>Exhibit A</u>

Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew L. Turner
Chairman of the Board
Watson Pharmaceuticals, Inc. (WPI)
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054

Dear Mr. Turner,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email ~~to~~ FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 2, 2011
Date

cc: David A. Buchen <investor.relations@watson.com>
Corporate Secretary

[WPI: Rule 14a-8 Proposal, November 30, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said there were ongoing concerns related to board composition and executive pay. Five directors had 14 to 26-years long-tenure. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight. Each director was not held accountable to shareholders on an annual basis.

The Corporate Library said our CEO Paul Bisaro received a special bonus of $400,000 in addition to a $1,100,000 bonus from the annual incentive plan. The discretionary nature of the special bonus undermined the integrity of a pay-for-performance pay philosophy. Additionally, our CEO's $1 million target bonus is 70% based on a single financial performance measure and 30% was at the discretion of our executive pay committee and could have been adjusted upward by 50% based on individual performance.

The Corporate Library said the restricted stock pay given our executives was half performance-based and half time-based. Even worse, the performance-based restricted stock pay was based on the same annual adjusted EBITDA metrics used in the annual plan. Not only did this suggest a lack of incentive pay tied to our company's long-term success, it also indicated that executives were being rewarded twice for the same goal. Finally, our CEO was potentially entitled to $26 million if there was a change in control. Executive pay polices such as these are not in the interests of shareholders.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 2, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 110 shares of Watson Pharmaceuticals, Inc. (WPI common stock– CUSIP:9426831103) since November 30, 2009; and 40 shares of Flowserve Corporation (FLS common stock – CUSIP:34354P105) since at November 16, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,

Cynthia C. O'Rourke

Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289